May 31, 2011

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On July 6, 2011

Notice is hereby given that the 2011 Annual General Meeting (the “Annual Meeting”) of the Shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli Company, will be held at the offices of the Company at 10 Plaut St., Rehovot, Israel on Wednesday, July 6, 2011 at 1:00 p.m. (Israel time) for the following purposes:

1.	To appoint Brian A. Markison to serve as a Class I director of the Company until the annual general meeting of the Company’s shareholders to be held in 2014 and to approve his compensation and benefits as chairman of the board of directors of the Company (the “Board”) as described in the accompanying proxy statement;
2.	To re-appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (“KFGK”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2011, and until the next annual general meeting, and to authorize the Board to determine the remuneration of KFGK in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board;
3.	To approve the separation agreement between Mr. Yoav Chelouche, a former director and Chairman of the Board, and the Company, as described in the accompanying proxy statement;
4.	To approve the consolidation of the Company’s Ordinary Shares into a smaller number of shares with a greater nominal (par) value per share, the increase of the Company’s registered (authorized) share capital, and the corresponding amendments to the articles of association (the “Articles”), all as described in the accompanying proxy statement;
5.	To approve an increase of the Company’s registered (authorized) share capital and the corresponding amendment to the Articles, all as described in the accompanying proxy statement;
6.	To ratify and approve the payment and/or reimbursement of expenses to Dr. Isaac Bentwich, a director of the Company, as described in the accompanying proxy statement;
7.	To receive and consider the report of the independent registered public accounting firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2010; and
8.	To transact such other business as may properly come before the Annual Meeting or any other adjournment thereof.

Shareholders of record at the close of trading on May 27, 2011, are entitled to notice of, and to vote at, the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting power will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to July 13, 2011 at the same time and place. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Shareholders who do not expect to attend the Annual Meeting in person are requested to mark, date and sign the enclosed proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 32 of the Articles, the vote of the senior of the joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order of registration of the joint holders in the Company’s shareholder register. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel not less than two (2) hours before the time fixed for the Annual Meeting or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave, Brooklyn, NY 11219, unless such requirement is waived by the chairman of the Annual Meeting. Shareholders who attend the Annual Meeting and provide the required information may revoke their proxies and vote their shares in person.

By order of the Board of Directors,

/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board
May 31, 2011

May 31, 2011

PROXY STATEMENT

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On July 6, 2011

The enclosed proxy is being solicited by the board of directors of Rosetta Genomics Ltd. (the “Board” and the “Company”, respectively) for use at our 2011 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company at 10 Plaut St., Rehovot, Israel on Wednesday, July 6, 2011 at 1:00 p.m. (Israel time), or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting has been established as of the close of trading on May 27, 2011.

As of May 27, 2011, we had outstanding 29,833,350 of our Ordinary Shares, nominal value New Israeli Shekels (“NIS”) 0.01 (the “Ordinary Shares”) each of which is entitled to one vote upon each of the matters to be presented at the Annual Meeting1.

We expect to solicit proxies by mail and to mail this proxy statement to shareholders on or about May 31, 2011. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. As of May 31, 2011, these proxy materials have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a Report on a Form 6-K and are available on the Company’s website www.rosettagenomics.com. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel not less than two (2) hours before the time fixed for the Annual Meeting or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave, Brooklyn, NY 11219, unless such requirement is waived by the chairman of the Annual Meeting.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to each proposal set forth in the accompanying Notice of Annual General Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy. If no specific instruction is given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR each proposal set forth in the Notice of Meeting. We are not aware of any other matters to be presented at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Annual Meeting or requesting the return of the proxy at the Annual Meeting; or (iii) executing and delivering to us a later-dated proxy.

Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting power will constitute a quorum for the Annual Meeting. If within half an hour from the time

1	This does not include 195,371 Ordinary Shares held as treasury shares under Israeli law, all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meeting of shareholders of the Company.

scheduled for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to July 13, 2011 at the same time and place, without it being necessary to notify the shareholders. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum. Shares subject to broker non-votes and abstentions are counted for purposes of determining whether a quorum is present but will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

All proposals to be presented at the Annual Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal. The Company is not currently aware of any controlling shareholders as such term is defined for purposes of the Israel Companies Law 5759, 1999 (the “Companies Law”).

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS
AND MANAGEMENT

The following table sets forth, as of April 30, 2011 (except as noted below), the number of Ordinary Shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares as well as our current directors and officers. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are subject to convertible securities, warrants or options that are presently convertible or exercisable or convertible or exercisable within 60 days of April 30, 2011 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. None of the persons or entities that we know beneficially owns more than 5% of our outstanding Ordinary Shares, has different voting rights. Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and dispositive power for the shares shown as beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(2)
5% Beneficial Owners:
Becker Drapkin Management, L.P.(3)	2,916,667	9.7%
Perkins Capital Management, Inc.(4)	2,635,500	8.8%
Prometheus Laboratories Inc.(5)	1,890,100	6.3%
Far West Capital Management, L.P.(6)	1,548,981	5.2%
Directors and Officers:
Kenneth A. Berlin(7)	665,000	2.2%
Ranit Aharonov, Ph.D.(8)	57,208	*
Ayelet Chajut, Ph.D.(9)	60,664	*
Tami Fishman Jutkowitz(10)	25,810	*
Keren Givli(11)	24,684	*
Tina Edmonston, M.D.(12).	14,062	*
Tzipora Shoshani Kupitz, Ph.D.(13)	8,090	*
Isaac Bentwich, M.D.(14)	1,293,746	4.3%
Prof. Moshe Many, M.D.(15)	46,522	*
Dr. David Sidransky(16)	18,519	*
Joshua Rosensweig(17)	157,849	*
Brian Markinson(18)	—	—
Gerald Dogon(19)	12,682	*
Tali Yaron-Eldar(20)	12,682	*
All current directors and officers as a group (14 persons)(21)	2,397,518	7.8%

(1)	Unless otherwise noted, the address for each of the owners noted above is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 Israel.
(2)	Percentage of outstanding ordinary shares is based on 30,028,721 Ordinary Shares outstanding as of April 30, 2011. This includes 195,371 Ordinary Shares held as treasury shares under Israeli law, all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.
(3)	Based solely on a Schedule 13G filed by Becker Drapkin Management with the SEC on February 24, 2011. Becker Drapkin Management has shared dispositive power and shared voting power with respect to all 2,916,667 of the shares. Becker Drapkin Management’s address is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

(4)	Based solely on a Schedule 13G filed by Perkins Capital Management with the SEC on May 10, 2011. Perkins Capital Management has sole dispositive power with respect to all 2,635,500 shares and sole voting power with respect to 667,000 of the shares. Perkins Capital Management’s address is 730 East Lake Street Wayzata, Minnesota 55391.
(5)	Based solely on a Schedule 13G filed by Prometheus with the SEC on February 14, 2011. Prometheus’ address is 9410 Carroll Park Drive, San Diego, California 92121.
(6)	Based solely on a Schedule 13G filed by Far West Capital Management with the SEC on April 25, 2011. Far West Capital Management has shared voting and dispositive power with respect to all 1,548,981 of the shares. Far West Capital Management’s address is 4749 Nicasio Valley Road, Nicasio, California 94946.
(7)	Consists of (i) 65,000 ordinary shares and (ii) options currently exercisable or exercisable within 60 days of April 30, 2011 to purchase 600,000 ordinary shares (which have an exercise price of $2.05 per share and expire in November 2019). Does not include the following options that become exercisable after June 30, 2011: options to purchase 400,000 shares (which have an exercise price of $2.05 per share and expire in November 2019)[2].
(8)	Consists of options currently exercisable or exercisable within 60 days of April 30, 2011 to purchase 18,589 ordinary shares (which have an exercise price of $3.50 per share and expire in January 2016), 23,619 ordinary shares (which have an exercise price of $4.16 per share and expire in June 2018), and 15,000 ordinary shares (which have an exercise price of $1.40 per share and expire in October 2020). Does not include the following options that become exercisable after June 30, 2011: (i) options to purchase 7,881 shares (which have an exercise price of $4.16 per share and expire in June 2018), and (ii) options to purchase 15,000 shares (which have an exercise price of $1.40 per share and expire in October 2020).
(9)	Consists of options currently exercisable or exercisable within 60 days of April 30, 2011 to purchase 7,534 ordinary shares (which have an exercise price of $4.37 per share and expire in June 2016), 2,511 ordinary shares (which have an exercise price of $4.37 per share and expire in January 2017), 35,619 ordinary shares (which have an exercise price of $4.16 per share and expire in June 2018), 15,000 ordinary shares (which have an exercise price of $1.40 per share and expire in October 2020). Does not include the following options that become exercisable after June 30, 2011: (i) options to purchase 11,881 shares (which have an exercise price of $4.16 per share and expire in June 2018), and (ii) options to purchase 15,000 shares (which have an exercise price of $1.40 per share and expire in October 2020).
(10)	Consists of options currently exercisable or exercisable within 60 days of April 30, 2011 to purchase 7,534 ordinary shares (which have an exercise price of $3.50 per share and expire in April 2016), 12,026 ordinary shares (which have an exercise price of $4.70 per share and expire in July 2018), 6,250 ordinary shares (which have an exercise price of $1.40 per share and expire in April 2020). Does not include the following options that become exercisable after June 30, 2011: (i) options to purchase 5,474 shares (which have an exercise price of $4.70 per share and expire in July 2018), and (ii) options to purchase 6,250 shares (which have an exercise price of $1.40 per share and expire in October 2020).
(11)	Consists of options currently exercisable or exercisable within 60 days of April 30, 2011 to purchase 4,000 ordinary shares (which have an exercise price of $7.10 per share and expire in March 2017), 14,434 ordinary shares (which have an exercise price of $4.70 per share and expire in July 2018) and 6,250 shares (which have an exercise price of $1.40 per share and expire in October 2020). Does not include the following options that become exercisable after June 30, 2011: (i) options to purchase 6,566 shares (which have an exercise price of $4.70 per share and expire in July 2018), and (ii) options to purchase 6,250 shares (which have an exercise price of $1.40 per share and expire in October 2020).
(12)	Consists of options currently exercisable or exercisable within 60 days of April 30, 2011 to purchase 7,812 ordinary shares (which have an exercise price of $2.12 per share and expire in March 2020) and 6,250 ordinary shares (which have an exercise price of $1.40 per share and expire in October 2020). Does not include the following options that become exercisable after June 30, 2011: (i) options to purchase 17,188 shares (which have an exercise price of $2.12 per share and expire in March 2020), and (ii) options to purchase 6,250 shares (which have an exercise price of $1.40 per share and expire in October 2020).

2	The Board has approved the repricing of 50% of the options held by Mr. Berlin as of April 11, 2011 to an exercise price that shall be not less than $0.49 per share.

(13)	Consists of options currently exercisable or exercisable within 60 days of April 30, 2011 to purchase 2,500 ordinary shares (which have an exercise price of $7.10 per share and expire in March 2017), 1,500 ordinary shares (which have an exercise price of $4.16 per share and expire in June 2018), 3,090 ordinary shares (which have an exercise price of $2.23 per share and expire in March 2019) and 1,000 ordinary shares (which have an exercise price of $1.40 per share and expire in October 2020). Does not include the following options that become exercisable after June 30, 2011: (i) options to purchase 500 shares (which have an exercise price of $4.16 per share and expire in June 2018), (ii) options to purchase 2,410 shares (which have an exercise price of $2.23 per share and expire in March 2019), and (iii) options to purchase 1,000 shares (which have an exercise price of $1.40 per share and expire in October 2020).
(14)	Consists of (i) 780,736 ordinary shares directly owned by Dr. Bentwich, (ii) 506,674 ordinary shares held by Harmonia 2000, and (iii) options currently exercisable or exercisable within 60 days of April 30, 2011 to purchase 6,336 ordinary shares (which have an exercise price of $1.65 per share and expire in December 2019). Harmonia 2000 is an Israeli non-profit association, of which Dr. Bentwich is one of seven members and one of three members of its managing board. The members of Harmonia 2000’s managing board control the securities held by Harmonia 2000, and Dr. Bentwich may therefore be deemed to beneficially own the securities owned by Harmonia 2000. Dr. Bentwich disclaims any beneficial ownership of the securities owned by Harmonia 2000. Does not include the following options that become exercisable after June 30, 2011: options to purchase 6,346 shares (which have an exercise price of $1.65 per share and expire in December 2019).
(15)	Consists of (i) 26,932 ordinary shares held by Prof. Many and (ii) options currently exercisable or exercisable within 60 days of April 30, 2011 to purchase 6,908 ordinary shares (which have an exercise price of $3.50 per share and expire in July 2016) and 12,682 ordinary shares (which have an exercise price of $6.14 per share and expire in July 2016).
(16)	Consists of options currently exercisable or exercisable within 60 days of April 30, 2011 to purchase 12,183 ordinary shares (which have an exercise price of $5.70 per share and expire in January 2018) and 6,336 ordinary shares (which have an exercise price of $1.65 per share and expire in December 2019). Does not include the following options that become exercisable after June 30, 2011: (i) options to purchase 2,817 shares (which have an exercise price of $5.70 per share and expire in January 2018) and (ii) options to purchase 6,346 shares (which have an exercise price of $1.65 per share and expire in December 2019).
(17)	Consists of (i) 138,259 ordinary shares held by Dr. Rosensweig and (ii) options currently exercisable or exercisable within 60 days of April 30, 2011 to purchase 6,908 ordinary shares (which have an exercise price of $3.50 per share and expire in July 2016) and 12,682 ordinary shares (which have an exercise price of $6.14 per share and expire in July 2016).
(18)	Does not include options to purchase 300,000 ordinary shares that will be granted to Mr. Markison if Proposal One is approved at the Annual Meeting. See “Proposal One — Election of Class I Director.”
(19)	Consists of options currently exercisable or exercisable within 60 days of April 30, 2011 to purchase 12,682 ordinary shares (which have an exercise price of $8.80 per share and expire in March 2017).
(20)	Consists of options currently exercisable or exercisable within 60 days of April 30, 2011 to purchase 12,682 ordinary shares (which have an exercise price of $8.80 per share and expire in March 2017).
(21)	See notes 7 through 20 above.

Our Ordinary Shares are traded on the NASDAQ Capital Market in the United States. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns although generally any shareholder that beneficially owns more than 5% of our outstanding Ordinary Shares is required to file a Schedule 13D or Schedule 13G with the SEC.

MANAGEMENT AND CORPORATE GOVERNANCE

The Board of Directors

Our articles of association (the “Articles”) provide that the minimum number of members of the Board is two and the maximum number is eleven. Our Board is presently comprised of six members, two of whom are “external directors” appointed under the Companies Law. Our Board (other than the external directors) is designated into three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years.

One of our current directors, Brian A. Markison, was appointed by the Board at its meeting held on March 24, 2011 to fill the vacancy created by the resignation of Kenneth A. Berlin, our President and Chief Executive Officer, who resigned from the Board in furtherance of good corporate governance and the division of responsibilities between the Board and the President and Chief Executive Officer. Mr. Markison was later appointed by the Board as Chairman of the Board following the resignation of Yoav Chelouche from the Board. Mr. Markison’s appointment as a director is in effect until the Annual Meeting. Following the recommendation of the Nominating and Governance Committee (the “Nominating Committee”), the Board is recommending to shareholders, the election of Mr. Markison as a Class I Director of the Company until the annual general meeting of the Company’s shareholders to be held in 2014. If elected, Mr. Markison will be the sole Class I director. Three of our other directors are divided among the classes as follows:

•	the Class II directors are Dr. David Sidransky and Dr. Joshua Rosensweig, and their terms expire at the annual general meeting of shareholders to be held in 2012; and
•	the Class III director is Dr. Isaac Bentwich, and his term expires at the annual general meeting of shareholders to be held in 2013.

In addition, our two external directors, Gerald Dogon and Tali Yaron-Eldar, were initially appointed by our shareholders on May 30, 2007 and were then re-elected on July 14, 2010 for three-year terms, and their current terms expire on July 13, 2013. See “External Directors” below.

Set forth below is information with respect to our director nominee as well as our directors whose terms do not expire this year:

Name	Age	Position
Brian A. Markison(3)	51	Chairman of the Board
Isaac Bentwich, M.D.	49	Director
David Sidransky M.D.(1)	50	Director
Joshua Rosensweig, Ph.D.	58	Director
Gerald Dogon(1)(2)(3)	71	External Director
Tali Yaron-Eldar(1)(2)	47	External Director

(1)	Member of our Audit Committee
(2)	Member of our Compensation Committee
(3)	Member of our Nominating Committee

Brian A. Markison has served as a member of the Board since March 2011. Mr. Markison was appointed by the Board to fill the vacancy created by the resignation of Mr. Berlin. Mr. Markison’s appointment is temporary and will be in effect until this Annual Meeting. Mr. Markison has been with King Pharmaceuticals since 2004 and led that company through its recently announced acquisition by Pfizer for $3.6 billion. Previously Mr. Markison was with Bristol-Myers Squibb from 1982 to 2004, where he served in various commercial and executive positions rising from an oncology sales representative to become President, BMS Oncology/Virology and Oncology Therapeutics Network. Mr. Markison serves on the board of directors of Immunomedics, Inc., where he is lead director and chairman of its compensation committee. He also serves on the board of directors for the Komen Foundation and on the Board of Trustees for the Pennington School. Mr. Markison received a B.S. from Iona College in New Rochelle, New York.

Isaac Bentwich, M.D., the Company’s founder, has been a member of the Board since the Company’s inception in 2000. He also served as our Chief Executive Officer from inception to May 2005, as the Chairman of the Board from inception to April 2006 and as our Chief Architect from May 2005 to May 2009. Dr. Bentwich is a physician by training and an entrepreneur. Prior to founding the Company, Dr. Bentwich was Executive Vice President of Physician’s Solutions at HBOC, now a part of McKesson Corporation, a healthcare services company. Dr. Bentwich joined HBOC in 1995, when it acquired Pegasus Medical Ltd., an Israeli medical-informatics company he founded and led. He is the co-author of 45 patent applications. Dr. Bentwich holds an M.D. from Ben-Gurion University of the Negev.

David Sidransky, M.D., has served as a member of the Board since December 22, 2009. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as Executive Officer of Biomerk, Inc. and as Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 400 peer-reviewed publications, and has contributed to more than 50 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award presented by the American Association of Cancer Research. Dr. Sidransky has served as vice chairman of the board of directors, and presently is a director of ImClone. He serves on the board of directors of KV Pharmaceutical Co., Champions Biotechnology, Inc. and Morria Biopharmaceuticals Plc. and is chairman of the board of directors of Tamir Biotechnology, Inc. (also known as Alfacell Corp.). He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In Addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

Joshua Rosensweig has served as a member of the Board since May 2004. Since November 2010, he has served as a member of the board of directors of Bezeq Israel Telecommunication Corp. Ltd. (Israel’s leading communications group) and of Alrov Real Estate and Hotels Ltd., a publicly-traded property development company. From September 2003 to September 2006, Dr. Rosensweig served as the chairman of the board of directors of the First International Bank of Israel. From 1998 to July 2005, Dr. Rosensweig was a senior partner at Gornitzky and Co., a law firm where he specialized in international transactions and taxation. Dr. Rosensweig lectured at Bar-Ilan University, Law School from 1980 to 1995 and at Tel Aviv University, School of Business from 1983 to 1995. Dr. Rosensweig received his J.S.D. (International Taxation), and LL.M. (Taxation) from New York University Law School.

Gerald Dogon has served as a member of the Board since February 2007. From December 2004 to December 2006, Mr. Dogon served as a director and a member of the audit, investment and nomination committees of Scailex Corporation (previously Scitex Corporation). From October 2005 until it was acquired by PMC-Sierra, Inc. in May 2006, he served as a member of the board of directors of Passave, Inc., a semiconductor company. From 1999 to 2000, he served as a director and as chairman of the audit committee of Nogatech, Inc. Mr. Dogon also serves as a member of the board of directors of Fundtech Ltd. and has been a member of its audit and nominating committees since December 2007. From 1994 to 1998, Mr. Dogon served as executive vice president and chief financial officer of DSPC Inc., and in addition, from November 1997 until December 1999, as a member of its board of directors. Mr. Dogon holds a B.A. in Economics from the University of Cape Town.

Tali Yaron-Eldar has served as a member of the Board since February 2007. Since March 2007, Ms. Yaron-Eldar has been a partner with the law firm of Tadmor & Co. From January 2004 to March 2007, she was a partner at the law firm of Cohen, Yaron-Eldar & Co. From January 2004 to January 2008, Ms. Yaron-Eldar served as the chief executive officer of Arazim Investment Company. She has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of the Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar holds an M.B.A. specializing in finance and an LL.M. from Tel Aviv University and is a member of the Israeli Bar Association.

In accordance with our Articles, the approval of at least 75% of the voting rights represented at a general meeting is generally required to remove any of the Company’s directors from office, elect directors in their stead or fill any vacancy created in the Board. In addition, vacancies on the board of directors may generally be filled by a vote of a majority of the directors then in office.

A director, including an external director or an independent director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

A nominee for service as a director in an Israeli public company may not be elected without submitting a declaration to the company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as a director.

External Directors

Two of our current six directors serve as external directors under the provisions of the Companies Law. Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as ‘external directors’. An external director must meet certain non-affiliation criteria as provided under the Companies Law, and is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice, provided that at least one of the external directors has financial and accounting expertise. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. The Board has determined that other than one external director no other directors are required to have financial and accounting expertise. The Board further determined that our external director, Mr. Dogon, possesses the requisite financial and accounting expertise and that both of our external directors possess the requisite professional qualifications.

Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by the required majority specified in the Companies Law, are elected for a term of three years and may generally be re-elected to two additional terms of three years each subject to certain conditions as provided under Israeli law.

Under the Companies Law, an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

Independent Directors

In a 2008 amendment, the Companies Law introduced the concept of ‘independent’ directors in addition to external directors. This concept was reinforced in a recent amendment to the Companies Law (the “2011 Amendment”). An independent director is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the subject company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. An independent director may be removed from office in the same manner that an external director may be removed.

Pursuant to the Companies Law, a public company, such as the Company, may include in its articles of association a provision providing that a specified number of its directors be independent directors or may adopt a standard provision providing that a majority of its directors be independent directors or, if there is a controlling shareholder or a 25% or more shareholder, that at least one-third of its directors be independent directors.

Regulations promulgated pursuant to the Companies Law provide that a director in a company whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Market and the NASDAQ Global Select Market but not including the NASDAQ Capital Market, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards for audit committee membership and who meets certain non-affiliation criteria, which are less stringent than those applicable to external directors, would be deemed an “independent” director pursuant to the Companies Law provided he or she has not served as a director for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. Furthermore, pursuant to these regulations, such company may re-appoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if the audit committee and the board of directors determine that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the re-appointment for an additional term is to the company’s benefit.

Although the Company has not included such a provision in its articles of association, it believes that Brian A. Markison, Joshua Rosensweig, Gerald Dogon and Tali Yaron-Eldar could qualify as independent directors under the Companies Law. In addition, the Company believes that Brian A. Markison, Joshua Rosensweig, Gerald Dogon, Tali Yaron-Eldar and David Sidransky qualify as “independent directors” as defined by The NASDAQ Stock Market.

Alternate Directors

Our Articles provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director (subject to the consent of the Board) and may cancel such appointment. Unless the appointing director limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board, or otherwise restricts its scope, the appointment shall be for all purposes and for a period of time concurrent with the term of the appointing director. Currently, no alternative directors have been appointed. The Companies Law stipulates that a person not qualified to be appointed as a director, shall not be appointed and shall not serve as alternate director. In addition, a person who serves as a director shall not be appointed and shall not serve as an alternate director except under very limited circumstances. An alternate director has the same responsibilities as a director. Under the Companies Law, external directors cannot generally appoint alternate directors and a person who is not qualified to be appointed as an independent director may not be appointed as an alternate to an independent director.

Committees of Our Board of Directors

Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. Pursuant to the 2011

Amendment, effective as of September 15, 2011, the majority of the members of the audit committee must be independent directors under the Companies Law. Additionally, as of September 15, 2011, the following may not be members of the audit committee: (a) a director employed by or providing services on an ongoing basis to a controlling shareholder or an entity controlled by a controlling shareholder; and (b) a director whose livelihood depends on a controlling shareholder. The 2011 Amendment further requires that as of September 15, 2011: (i) the chairperson of the audit committee be an external director; (ii) generally, any person who is not entitled to be a member of the audit committee may not attend the audit committees meetings; and (iii) the quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee be a majority of the members of the audit committee provided that the majority of the members present are independent directors and at least one of them is an external director.

The responsibilities of the audit committee under the Companies Law include: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) reviewing and deciding whether to approve certain related party transactions and certain transactions involving conflicts of interest; (c) with respect to certain actions involving conflicts of interest and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, respectively, all for the purpose of approving such actions or transactions; (d) reviewing the internal auditor’s work program; (e) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; and (f) examining the independent auditor’s scope of work as well as the independent auditor’s fees and providing the corporate organ responsible for determining the independent auditor’s fees with its recommendations. In addition, pursuant to the 2011 Amendment, as of September 15, 2011, the audit committee will also be responsible for providing for arrangements as to the manner in which the company will deal with employee complaints with respect to deficiencies in the administration of the company’s business and the protection to be provided to such employees. Mr. Gerald Dogon, Ms. Tali Yaron Eldar and Dr. David Sidransky are the current members of the Audit Committee. Each of these persons is an ‘independent director’ in accordance with the NASDAQ listing standards and, except for Dr. Sidransky, qualifies as an independent director under the Companies Law.

The Audit Committee provides assistance to the Board in fulfilling its responsibility to the Company’s shareholders relating to the Company’s accounting, financial reporting practices, and the quality and integrity of the Company’s financial reports. The Audit Committee also oversees consultants and experts providing the Company with consulting services concerning risk management and internal control structure, pre-approves the services performed by our independent auditors and oversees that management has established and maintains processes to assure compliance by the Company with all applicable laws, regulations and corporate policies. The Audit Committee also oversees and ensures the independence of our independent auditors.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors. However, under Israeli law, the appointment of independent auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the independent auditors to the Board, and the Company’s shareholders have done so in the past. In addition, pursuant to Israeli law, the Audit Committee is required to examine the independent auditor’s fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the independent auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the independent auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board and approved by either the shareholders or the Board, as the case may be.

A copy of the Audit Committee’s written charter is publicly available through the “Investors — Corporate Governance” section of our website at www.rosettagenomics.com.

Compensation Committee

The Compensation Committee reviews and provides the Board with recommendations relating to compensation and benefits of the Company’s officers and key employees and assists the Board with establishing, overseeing and/or administering incentive compensation and equity based plans. The Compensation Committee reviews corporate goals and objectives set by the Board that are relevant to compensation of the Chief Executive Officer, evaluates the performance of the Chief Executive Officer in light of those goals and objectives, and recommends to the Board the Chief Executive Officer’s compensation based on such evaluations, subject to additional approvals, to the extent required pursuant to the Companies Law. The Compensation Committee also reviews and make recommendations for approvals to the Board, subject to additional approvals, to the extent required pursuant to the Companies Law, with respect to the compensation of directors, executive officers other than the Chief Executive Officer and key employees. Under the Companies Law, the Compensation Committee may need to seek the approval of the Audit Committee, the Board and the shareholders for certain compensation decisions. Pursuant to Israeli law, a compensation committee that meets all of the requirements applicable to audit committees may approve, prior to approval by the board of directors, any arrangement between a company and an office holder who is not a director as to such office holders’ terms of office and employment, including, a grant of exemption, indemnification and insurance, that otherwise would have required approval of the audit committee. The members of our Compensation Committee are Tali Yaron Eldar and Gerald Dogon.

A copy of the Compensation Committee’s written charter is publicly available through the “Investors —  Corporate Governance” section of our website at www.rosettagenomics.com.

Nominating and Governance Committee

The Nominating Committee is responsible for making recommendations to the Board regarding candidates for directorships and the composition of the Board and its committees as well as evaluating and considering matters relating to the qualifications of directors. In addition, the Nominating Committee is responsible for reviewing and reassessing our corporate governance guidelines and making recommendations to the Board concerning governance matters. The members of our Nominating Committee are Brian Markison and Gerald Dogon.

A copy of the Nominating Committee’s written charter is publicly available through the “Investors — Corporate Governance” section of our website at www.rosettagenomics.com.

Pursuant to our Articles, nominations for the election of directors may be made by the Board or a committee appointed by the Board or by any shareholder holding at least 1% of the outstanding voting power in the Company. However, any such shareholder may nominate one or more persons for election as directors at a general meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been delivered to us as required under our Articles.

Directors’ Remuneration

Under the directors’ compensation package approved by the Board and shareholders (at its meeting held on July 12, 2006), as of our initial public offering, (i) each member of the Board (apart from Yoav Chelouche who at such time acted as Chairman of the Board), is entitled to receive an annual fee of $10,000 plus VAT, payable in equal quarterly installments, and (ii) each member of our Board, other than the external directors, who serves on the Audit Committee, Compensation Committee or the Nominating Committee receives an additional annual fee of $10,000 plus VAT, payable in equal quarterly installments.

The Companies Law and the regulations promulgated pursuant thereto governing the terms of compensation payable to external directors require that external directors receive annual payment as well as payment for participation in meetings as set forth in the regulations, and further provides that such remuneration may be determined relative to that of “other directors” (as such term is defined in the relevant regulations).

In compliance with the Companies Law and the regulations promulgated thereunder, our Audit Committee, the Board and the Company’s shareholders approved the remuneration and benefits of our external directors so that each external director is entitled to an annual fee of NIS 40,000 plus VAT and to an additional participation fee of NIS 2,800 plus VAT per meeting. According to the Companies Law, an external director shall be entitled to 60% of the participation fee in the event that such external director participates in a meeting by means of communication and to 50% of the participation fee in the event a resolution is adopted by the board of directors or a board committee on which such external director serves as a member, without a meeting.

In addition, it was resolved that, in the event that during their term as external directors we increase the remuneration payable, whether by way of annual compensation or on a per meeting basis, to any “other directors”, each external director will be entitled to receive additional remuneration, if necessary, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such “other directors” as annual compensation or as compensation for participation in meetings, respectively.

The shareholders of the Company have in the past resolved that the Company shall provide all directors of the Company in office, each person who was appointed as a director since July 12, 2006 and any additional or other directors as may be appointed from time to time, with indemnification and exemption in connection with actions or omissions made by any of them in their capacity as “Office Holders”, as such term is defined in the Companies Law, including in their capacity as officers of the Company to the extent they also serve as officers of the Company, all in accordance with and pursuant to the terms set forth in the Indemnification Undertaking set forth in Exhibit A to the Company’s Proxy Statement for an Extraordinary General Meeting of the Company’s Shareholders held in June 2010, including with respect to any acts or omissions made in their capacity as officers prior to the date thereof, and to exempt and release to the maximum extent permitted by law all such directors from any liability for damages caused as a result of a breach of their duty of care to the Company, all subject to and as set forth in said Exhibit A.

The shareholders of the Company have in the past further resolved to approve the purchase of insurance coverage in respect of the liability of its directors and officers.

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Annual Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL ONE — ELECTION OF CLASS I DIRECTOR

Background

At the Annual Meeting, it is proposed that Brian A. Markison, whose current term is due to expire at the Annual Meeting, be designated and elected as a Class I director for a term of approximately three years, expiring at the Company’s annual general meeting to be held in 2014, or until his office is vacated in accordance with the Articles or the Companies Law. If elected, Mr. Markison would benefit from the indemnification, release and exemption as described above and it is proposed that Mr. Markison would benefit from the insurance discussed above. Mr. Markison has, however, informed the Company that he will forego any monetary remuneration similar to the compensation package provided to other members of the Board in connection with their services on the Board and its Audit Committee, Compensation Committee and Nominating Committee. Taking into consideration Mr. Markison’s waiver of monetary remuneration and the extra efforts anticipated to be invested by him in fulfilling his duties as Chairman of the Board in advancing the Company and its business, duties that are expected to be more demanding than those of the other directors of the Company, it is further proposed to compensate Mr. Markison as follows:

•	to grant Mr. Markison options to purchase 300,000 Ordinary Shares, at an exercise price per share equal to the closing price of the Company’s Ordinary Shares on the date of the Annual Meeting, vesting over a period of 3 years beginning as of such date (one third of the options shall vest every year); The options will be granted and otherwise be subject to the same terms and conditions as applicable to options granted under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (the “2006 Plan”), except that the exercise period upon termination shall be six months. The options shall expire ten years after their date of grant, unless they expire earlier in accordance with the terms of the 2006 Plan. To the maximum extent permissible, all options shall be treated as “Incentive Stock Options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.
•	to reimburse Mr. Markison, beginning as of his appointment to the Board on March 24, 2011, for reasonable expenses incurred by him in fulfillment of his duties as a director and as Chairman of the Board, including, without limitation, reasonable phone and travel expenses.

If approved, the shares subject to the option grant set forth above shall be adjusted to reflect the Reverse Split set forth in Proposal Four below, assuming approval of Proposal Four by the shareholders at the Annual Meeting.

The Nominating Committee and the Board of Directors have reviewed the qualifications of Mr. Markison. The Nominating Committee has recommended to the Board, and the Board is recommending to shareholders, the election of Mr. Markison as a Class I director. The Nominating Committee has also recommended to the Board, and the Board has resolved, that if appointed, Mr. Markison would continue to serve as the Company’s Chairman of the Board and on the Nominating Committee on which he currently serves. In addition, the Compensation Committee has recommended to the Audit Committee which has recommended to the Board, and the Board is recommending to shareholders, to ratify and approve the compensation and benefits as described above.

It is intended that proxies (other than those directing the proxy holders to vote otherwise) will be voted for the designation and election of Mr. Markison as a Class I director including the ratification and approval of his compensation and benefits as described above. If Mr. Markison is so designated and elected, the Board would be comprised of six members, four of whom would be designated into one of the three different classes. The remaining two directors would be the external directors. Each of the nominees will hold office until the expiration of their respective terms of appointment and until their respective successors shall have duly taken office unless the office is earlier vacated under any relevant provisions of our Articles or the Companies Law. In the event the nominee should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why the nominee, if elected, would be unable to serve as a director.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, that Brian Markison be, and he hereby is, elected as a Class I director, for a term of approximately three years expiring at the end of the Company’s annual general meeting of shareholders to be held in 2014, and that his compensation and benefits as a director of the Company as described in the Company’s Proxy Statement for its 2011 Annual General Meeting of Shareholders be ratified and approved.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL TWO — APPROVAL OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM AND AUTHORIZATION TO DETERMINE COMPENSATION

Background

At the Annual Meeting, Kost, Forer, Gabbay & Kasierer, independent registered public accountants in Israel and a member firm of Ernst & Young Global (“KFGK”), will be nominated for re-appointment as independent registered public accounting firm of the Company and its subsidiaries for the fiscal year ending December 31, 2011, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act of 2002, the Company’s Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors. However, under Israeli law, the appointment of independent auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the independent auditors to the board of directors, and the Company’s shareholders have done so in the past. In addition, pursuant to Israeli law, the Audit Committee is required to examine the independent auditor’s fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the independent auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the independent auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board and approved by either the shareholders or the Board, as the case may be. The Audit Committee has reviewed, and is satisfied with, the performance of KFGK, and has approved their re-appointment as the Company’s independent registered public accounting firm. Approval of that appointment, as well as authorization of the Board to determine the compensation of the independent auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders.

The Audit Committee is responsible for the oversight of its independent auditors’ scope of work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by KFGK and other members of Ernst & Young Global. These services may include audit services, audit-related services, tax services and other services, as further described below. The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, KFGK and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

The Company paid the following fees for professional services rendered by KFGK and other members of Ernst & Young Global, for the years ended December 31, 2009 and 2010:

	Year Ended December 31,
	2009	2010
Audit fees(1)	$104,000	$118,088
Audit related fees(2)	$40,762	$36,745
Tax fees(3)	$10,000	$15,635
All other fees(4)	$17,731	$15,914
Total	$172,493	$186,382

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and consultations and due diligence respecting accounting matters in connection with acquisitions and dispositions.

(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.
(4)	Includes fees for business related consultation.

KFGK has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of KFGK.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTION BE ADOPTED AT THE ANNUAL MEETING:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, independent registered public accountants in Israel and a member firm of Ernst & Young Global, be, and they hereby are, re-appointed as independent registered public accounting firm of the Company for the fiscal year ending December 31, 2011, and until the Company’s next annual general meeting, and that the Board of Directors of Company, be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board Recommendation

THE AUDIT COMMITTEE RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL THREE — APPROVAL OF SEPERATION AGREEMENT

Background

On April 11, 2011 Yoav Chelouche resigned from the Board. Mr. Chelouche had been a director of the Company since the year 2002, and had served as the Chairman of the Board since 2006. In light of Mr. Chelouche’s long service to the Company and his diligent efforts in promoting the Company, the Board has agreed to the terms of separation detailed in the separation agreement attached hereto as Exhibit A (the “Separation Agreement”).

Under the Separation Agreement Mr. Chelouche will be entitled to:

•	the payment in one lump sum of the remaining unpaid amount of the six months termination payment Mr. Chelouche is entitled to following his resignation from the Board in accordance with the chairmanship agreement entered into between Mr. Chelouche and the Company, in lieu of the remaining monthly installments. As of May 22, 2011 such remaining unpaid amount is NIS 166,023 (approximately $47,790 at the exchange rate as of May 22, 2011 which was NIS 3.474 to one U.S. dollar).
•	an extension of the exercise period for the vested options held by him as of the date of the Separation Agreement until January 15, 2012.
•	coverage under the Company’s D&O insurance policy, for as long as the Company maintains such insurance for its acting directors and officers. In addition, in the event that the Company shall elect, for any reason whatsoever, not to insure its directors and officers with D&O insurance, then Mr. Chelouche will be entitled to a separate insurance policy covering his actions as a director and Chairman of the Board, to be purchased and maintained by the Company until April 12, 2018.

The Compensation Committee has recommended to the Audit Committee which has recommended to the Board, and the Board is recommending to shareholders, to ratify and approve the Separation Agreement.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTION BE ADOPTED AT THE ANNUAL MEETING:

“RESOLVED to ratify and approve the Separation Agreement between the Company and Yoav Chelouche, the Company’s former director and Chairman of the Board of Directors of the Company in the form attached as Exhibit A to the Company’s Proxy Statement for its 2011 Annual General Meeting of Shareholders.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL FOUR — INCREASE AND CONSOLIDATION OF SHARE CAPITAL

Background

The Company’s Ordinary Shares are quoted on the NASDAQ Capital Market under the symbol “ROSG.” On February 7, 2011, the Company received notice from NASDAQ’s Listing Qualifications Staff indicating that the bid price of the Company’s Ordinary Shares had closed below the minimum $1.00 per share threshold for the prior 30 consecutive trading days and, in accordance with the NASDAQ Listing Rules, NASDAQ had granted the Company a 180-calendar day period, which runs through August 8, 2011, to regain compliance with that requirement. In addition, NASDAQ also informed the Company that it could be granted an additional 180-calendar day period if at the end of the initial 180-calendar day period the Company (i) met the continued listing requirement for market value of publicly held shares and all other initial listing standards for the NASDAQ Capital Market (other than the bid price standard) and (ii) provided notice to NASDAQ of its intention to cure the bid price deficiency during the second 180-calendar day period by effecting a reverse stock split, if necessary.

The Company may achieve compliance with NASDAQ’s bid price requirement by evidencing a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days on or before August 8, 2011. If the Company fails to regain compliance and its Ordinary Shares are delisted, trading in the Ordinary Shares would be expected to be conducted on the OTC Bulletin Board (“OTCBB”) as long as the Company continues to file reports required by the SEC. The OTCBB is generally considered to be a less efficient market than The NASDAQ Capital Market, and the stock price, as well as the liquidity of the Ordinary Shares, could be adversely affected as a result. Delisting would also negatively impact the Company’s ability to secure additional financing. Accordingly, it is proposed to amend the Company’s Articles and to consolidate the Company’s share capital whereby every four (4) Ordinary Shares with a nominal (par) value of NIS 0.01 each will be consolidated into one (1) ordinary share with a nominal (par) value of NIS 0.04 each. This consolidation will have the same practical effect for these purposes as a reverse split in the ratio of 4-for-1.

Prior to consolidating the share capital it is proposed to increase the registered (authorized) share capital of the Company by a nominal amount in order to enable the Company to better deal with any fractional shares created by the proposed consolidation of its share capital as described above.

Accordingly, the Board is recommending to shareholders to amend the Company’s Articles by first increasing the share capital of the Company which is currently NIS 575,784 to NIS 576,000 divided into 57,600,000 Ordinary Shares with a nominal (par) value of NIS 0.01 each and then by consolidating such share capital into 14,400,000 ordinary shares with a nominal (par) value of NIS 0.04 each, by consolidating every four (4) registered (authorized) ordinary shares of the Company with a nominal (par) value NIS 0.01 each into one (1) ordinary share with a nominal (par) value of NIS 0.04 each (such action together with the above mentioned increase of share capital, the “Reverse Split”).

Following the Reverse Split, the registered (authorized) share capital of the Company will be NIS 576,000 divided into 14,400,000 ordinary shares with a nominal (par) value of NIS 0.04 each and Article 4(a) of the Articles will be amended to reflect this.

The Board has resolved in its meeting held on May 26, 2011 that subject to shareholder approval of the Reverse Split, pursuant to the terms of Article 7(b) of the Articles, and in order to preclude or remove fractional share holdings following the Reverse Split, to round up any fractional share holdings to the nearest share number.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTIONS BE ADOPTED AT THE ANNUAL MEETING:

“RESOLVED,

(1)	That the registered (authorized) share capital of the Company be, and it hereby is, increased by NIS 216 so that following such increase, the registered (authorized) share capital of the company shall be NIS 576,000 and it will be divided into 57,600,000 Ordinary Shares, nominal (par) value NIS 0.01 each.
(2)	To consolidate the registered (authorized) share capital of the Company of NIS 576,000 divided into

57,600,000 Ordinary Shares with a nominal (par) value of NIS 0.01 each (following the increase in the registered (authorized) share capital provided for in subsection 1 above of this resolution) into 14,400,000 ordinary shares with a nominal (par) value of NIS 0.04 each by consolidating every four (4) Ordinary Shares with a nominal (par) value of NIS 0.01 each into one (1) ordinary share with a nominal (par) value of NIS 0.04 each. As a result, the registered (authorized) share capital of the Company following such increase and consolidation shall be NIS 576,000, divided into 14,400,000 ordinary shares with a nominal (par) value of NIS 0.04 each.
(3)	That Article 4(a) of the Company’s Articles of Association be deleted and replaced in its entirety with the following new Article 4(a):

“The registered (authorized) share capital of the Company is five hundred seventy-six thousand New Israeli Shekels (NIS 576,000) divided into fourteen million four hundred thousand (14,400,000) Ordinary Shares, nominal (par) value NIS 0.04 per share.”  ”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolutions.

Board Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE PROPOSED RESOLUTIONS.

PROPOSAL FIVE — INCREASE OF SHARE CAPITAL

Background

As of May 27, 2011, (prior to the Reverse Split proposed to be approved by the shareholders under Proposal Four above) the registered (authorized) share capital of the Company was NIS 575,784 divided into 57,578,371 Ordinary Shares, nominal (par) value NIS 0.01 each, and the Company’s outstanding share capital was 30,028,721 Ordinary Shares (including 195,371 Ordinary Shares held as treasury shares under Israeli law).

Assuming approval of the Reverse Split under Proposal Four, by the shareholders at the Annual Meeting, the registered (authorized) share capital of the Company will be NIS 576,000 divided into 14,400,000 ordinary shares, par value NIS 0.04 each, and the Company’s outstanding share capital will be approximately 7,458,338 ordinary shares (not including approximately 48,843 ordinary shares held as treasury shares under Israeli law). In addition, assuming approval of the Reverse Split under Proposal Four above, the Company will have outstanding 2,281,993 warrants exercisable into 2,281,993 ordinary shares, nominal (par) value NIS 0.04 each, and options to purchase approximately 488,439 ordinary shares and 3,500 restricted shares that have been awarded under the Company’s incentive plans and an additional 248,991 ordinary shares will be available for future grants under such plans. In order to provide the Company with flexibility in raising capital in the future to fund its ongoing activities, it is proposed to increase the Company’s registered (authorized) share capital by NIS 624,000 divided, assuming Proposal Four is approved, into 15,600,000 ordinary shares, nominal (par) value NIS 0.04 each (the “Capital Increase”). As a result, following such increase, the registered (authorized) share capital of the Company will be NIS 1,200,000 divided into 30,000,000 ordinary shares, nominal (par) value NIS 0.04 each.

Accordingly, the Board is recommending to shareholders to approve the Capital Increase and to amend the Articles to reflect such Capital Increase.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTIONS BE ADOPTED AT THE ANNUAL MEETING:

“RESOLVED,

(1)	That the registered (authorized) share capital of the Company be, and it hereby is, increased by NIS 624,000, so that following such increase, and assuming that Proposal 4 in the Company’s proxy statement for its 2011 Annual General Meeting of Shareholders is approved, the registered (authorized) share capital of the Company will be NIS 1,200,000 divided into 30,000,000 ordinary shares, nominal (par) value NIS 0.04 each.
(2)	That Article 4(a) of the Company’s Articles of Association shall be deleted and replaced in its entirety with the following new Article 4(a):

“The registered (authorized) share capital of the Company is one million two hundred thousand New Israeli Shekels (NIS 1,200,000) divided into thirty million (30,000,000) Ordinary Shares, nominal (par) value NIS 0.04 per share.”  ”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE PROPOSED RESOLUTIONS.

PROPOSAL SIX — RATIFICATION AND APPROVAL OF REIMBURSMENT OF EXPENSES TO A DIRECTOR

Background

Dr. Isaac Bentwich, is our founder and has been a member of the Board since the Company’s inception in 2000. He also served as our Chief Executive Officer from inception to May 2005, as the Chairman of the Board from inception to April 2006 and as our Chief Architect from May 2005 to May 2009. As one of the founders of the Company and given his familiarity with the Company’s operations and field of business, Dr. Isaac Bentwich frequently advises and assists management with the Company’s day to day operation. As a result of Dr. Isaac Bentwich’s assistance to management he has been incurring various out of pocket expenses, such as phone and travel expenses. Under the Companies Law, reimbursement for these expenses requires the approval of the Audit Committee, the Board and the shareholders. It is proposed to approve the payment and/or reimbursement of Isaac Bentwich’s expenses as set-forth below.

The Compensation Committee has recommended to the Audit Committee which has recommended to the Board, and the Board is recommending to shareholders, to ratify and approve the payment and/or reimbursement of reasonable expenses incurred by Dr. Isaac Bentwich beginning as of May 2010 in connection with his assistance to management, including reasonable telephone and travel expenses incurred by him, subject to the standard travel and reimbursement policy of the Company and provided that until otherwise determined by the shareholders, such expense payment and/or reimbursement for telephone expenses shall not exceed NIS 750 (approximately $216 at the exchange rate as of May 22, 2011, which was NIS 3.474 to one U.S. dollar), per calendar month. During the period between May 2010 and April 2011, such expenses totaled approximately NIS 9,175.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTION BE ADOPTED AT THE ANNUAL MEETING:

“RESOLVED, to ratify and approve the payment and/or reimbursement of the reasonable expenses of Dr. Isaac Bentwich as described in the Company’s Proxy Statement for its 2011 Annual General Meeting of Shareholders.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE PROPOSED RESOLUTION.

CONSIDERATION OF THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE CONSOLIDATED FINANCIAL STATEMENTS

At the Annual Meeting, the report of the independent registered public accounting firm and the consolidated financial statements of the Company for the fiscal year ended December 31, 2010, will be presented for discussion. The representative of Kost, Forer, Gabbay & Kasierer present at the Annual Meeting will be available to respond to appropriate questions from shareholders concerning the report of the independent registered public accounting firm and the consolidated financial statements of the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors — SEC Filing” section of our website at www.rosettagenomics.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The filing of the Notice of Meeting and this proxy statement as an exhibit to a Report on Form 6-K with the SEC should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER MATTERS

As of the date of this proxy statement, no shareholder had advised us of the intent to present any other matters, and we are not aware of any other matters to be presented, at the Annual Meeting. Accordingly, the only items of business that our Board intends to present at the Annual Meeting are set forth in this proxy statement.

If any other matter or matters are properly brought before the meeting, the persons named as proxy holders will use their discretion to vote on the matters in accordance with their best judgment as they deem advisable.

By order of the Board of Directors,

/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board

EXHIBIT A

Rosetta Genomics Ltd.

April 11, 2011

Yoav Chelouche

Re:	Separation Agreement

Dear Yoav:

The purpose of this letter agreement (the “Letter”) is to confirm the terms regarding your resignation from Rosetta Genomics Ltd.’s (the “Company”) board of directors (the “Board”) and to terminate the chairmanship agreement entered into on or about July 2006, as amended (the “Agreement”).

1. Resignation from the Board.  Pursuant to your notice of resignation, a copy of which is attached hereto as Appendix A, you have resigned from the Company’s Board and from your role as chairman of the Board effective as of April 11, 2011 (the “Resignation Date”). From and after the Resignation Date, you will have no authority and shall not represent yourself as a director or agent of Company.

2. Termination of Agreement.  As of the Resignation Date, the Agreement shall terminate and both you and Company shall thereupon be released and discharged from all further obligations thereunder, except with respect to provisions 6, 7, 8A, and 14 (e) of the Agreement which shall survive termination thereof.

3. Waiver of Notice Period.  In exchange for the mutual covenants set forth in this Agreement, Company agrees to waive any notice period that you were required to provide to Company in the event of a voluntary resignation under your Agreement or under any other oral or written agreement with Company.

4. Termination Payment.  The Company shall continue for a period of six months following the Resignation Date to provide you with a monthly payment in the amount of NIS 26,080, totaling in the aggregate NIS 156,480 for the entire six month period (the “Termination Payment”), as required under your Agreement. Within 7 business days of the receipt of the approval of the Shareholders of the Company, the Company shall pay you, in lieu of the monthly installments, any remaining unpaid amount of the Termination Payment as of such date in one lump sum. For the avoidance of doubt the Termination Payment does not include the phone expenses you were entitled to prior to you resignation, and the Company shall not pay you this amount following the Resignation Date. Payments will be made against a duly prepared invoice from you or a company under your sole management and control.

5. Equity.  To the extent applicable, the terms and conditions of the Company’s 2001 Israeli Share Option Plan and the 2006 Global Incentive Plan (both referred to hereunder as the “Stock Plan”) and any agreement executed by you pursuant thereto (the “Share Agreements”) are incorporated by reference and shall survive the signing of this Letter. You acknowledge and agree that, as of the Resignation Date, you hold vested options to purchase a total of 207,421 ordinary shares of the Company. Notwithstanding the above, the Company hereby agrees to extend the exercise period provided under the Stock Plan and the Share Agreements until January 15, 2012. You further acknowledge and agree that, following the date hereof, vesting of all options or other rights to shares shall cease and no additional shares or options to purchase shares under the Stock Plans, Share Agreements or any other Company share or share option plan (of whatever name or kind) that you may have participated in or were eligible to participate in during your engagement with the Company shall vest and all such options or rights hereby expire, are terminated and forfeited.

6. D&O Insurance.  For as long as the Company shall maintain D&O Insurance for its acting directors and officers, the Company shall ensure that you will continue to be covered by such insurance policy. In the event that during the period ending April 12, 2018, the Company shall elect, for any reason whatsoever, not to insure its directors and officers with D&O insurance, then the Company shall purchase and maintain for the remaining period until April 12, 2018, a separate insurance policy covering your actions as a director and chairman of the Board.

7. Cooperation.  We expect you to continue to cooperate with the Company in connection with any matter relating to your chairmanship of the Board, or events that occurred during your service as Chairman of the Board. The terms of such cooperation if any as well as reimbursement for any reasonable costs and expenses shall be mutually agreed upon prior to providing such cooperation.

8. Additional Matters.  Please note your confidentiality and non-compete undertakings in Section 6 and 8A of the Agreement, which survive termination of the Agreement and which shall survive the signing of this Letter and remain in full force and effect and all other common law and/or statutory obligations relating to protection and non-disclosure of the Company’s trade secrets and/or confidential and proprietary documents and information. In addition, you are kindly requested to return to the Company any Company property in your possession or control, including but not limited to products, materials, memoranda, files, notes, records, reports or other documents or photocopies of same, whether in electronic or hardcopy form and all copies thereof.

In addition, all information relating to this Letter shall be held confidential by you and not disclosed to any person (other than an immediate family member, legal counsel or financial advisor, provided that such individual agrees to be bound by these confidentiality obligations) or government agency (except as mandated by applicable law).

9. Mutual Release of Claims.  By signing this Agreement, the Company and you each waives and releases, to the extent permitted by applicable law, the right to assert a legal claim against the other party (including with respect to Company, against the Company’s affiliates, subsidiaries, officers, directors, employees, attorneys, agents and assigns, and with respect to you, your legal heirs) for any action, inaction or circumstance existing from the beginning of time through the Resignation Date. To the extent permitted by applicable law, the parties’ waiver and release is intended to bar any form of legal claim, charge, complaint or other action (“Claims”) brought by you against Company, or by Company against you, seeking any form of relief, including equitable relief, monetary damages, and costs and attorneys’ fees. Without limiting the foregoing and to the extent permitted by applicable law, each party specifically waives and releases the other party from any Claims related to your service with the Company as a Board member and/or as chairman of the Board, or the resignation therefrom, provided however that this waiver and release does not apply to any breach by you of your duty of loyalty to the Company or of your duty of care to the Company.

Nothing in the above paragraph shall release you or the Company from any obligation expressly set forth in this Letter or in the Indemnification Agreement entered into between the Company and you which shall survive the signing of this Letter, or waive or release any legal claims which either party may not waive or release by law. In the event of any conflict between this Letter and the Indemnification Agreement, the provisions of the Indemnification Agreement shall govern the terms of your release and indemnification.

10. General.  Other than the agreements which are expressly incorporated herein by reference and stated as surviving the signing of this Letter, this Letter supersedes any and all prior or contemporaneous oral and/or written agreements between you and Company, and sets forth the entire agreement between you and Company with respect to the matters set forth herein. No variations or modifications hereof shall be deemed valid unless reduced to writing and signed by the parties. The failure of Company to seek enforcement of any provision of this Letter in any instance or for any period of time shall not be construed as a waiver of such provision or of Company’s right to seek enforcement of such provision in the future. This Letter shall be governed by and construed in accordance with the laws of the state of Israel. The provisions of this Letter are severable, and if for any reason any part hereof shall be found to be unenforceable, the remaining provisions shall be enforced in full.

By executing this Letter, the parties each acknowledge that it has been afforded sufficient time to understand the terms of this Letter, and that the agreements hereunder are made voluntarily and knowingly. This Letter may be signed on one or more copies, each of which when signed shall be deemed to be an original, and all of which together shall constitute one and the same agreement. If the foregoing correctly sets forth our understanding, please sign, date and return the enclosed copy of this Letter to the Company.

The validity and effectiveness of the terms of this Letter shall be subject to the approval of the Company’s audit committee, board of directors, and to the extent required by applicable law, to the approval of the Company’s shareholders.

We wish to thank you for your services.

Sincerely,
ROSETTA GENOMICS LTD.
By: /s/ Kenneth A. Berlin
Date: 11 April 2011

Confirmed and Agreed:
/s/ Yoav Chelouche Mr. Yoav Chelouche Date: April 11th, 2011